May 24, 2005


via U.S. mail and Facsimile

L. Gabriel Luca
President
Project Romania, Inc.
2490 West Second Avenue, Suite 404
Vancouver, British Columbia, Canada V6K 1J6


Re:	Project Romania, Inc.
	Form SB-2/A filed May 9, 2005
	File No. 333-123479


Dear Mr. Luca:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2/A filed May 11, 2005

General

1. We note your response to prior comment 2, however, it appears that support for various comparative and factual assertions have not been provided in the prospectus or supplementally. Please review the entire document and revise accordingly.

2. The financial statements should be updated pursuant to Item
310(g)
of Regulation S-B.
3. Include a currently dated accountants` consent.

Principal Products and Services

4. We note that PRI has a supply contract with Galaxy Telecom. It appears that this contract is material to your business. Please file the contract as an exhibit to the registration statement.

5. We note your response to prior comment 29, however, it appears that you continue to refer to certain calls as being free throughout the prospectus. For example,

* We offer free calling between subscribers worldwide
* Free unlimited calling between i-box Broadband subscribers around the world
* If the subscriber`s call is to another subscriber..., the call is free.

It appears that in each case, an individual must still pay a monthly subscription fee for the VoIP service, which would indicate that a call is not free. Revise your disclosures throughout the prospectus to clarify the fees paid by subscribers for phone calls to subscribers and non-subscribers, for calls within Romania and internationally. For example, if true, state that a subscriber of your service may call another subscriber of your service within Romania and not incur any per minute charges for the call.
Clarify
what you mean when discussing calls "within the i-box Broadband community". State whether this community consists of your subscribers only or to individuals using VoIP services provided by another company.

6. We note your response to prior comment 30 and that you offer the
"value bundle of services" for an additional fee. We also note that your basic VoIP connectivity includes caller ID, call waiting, and basic voicemail. Please explain why these items are included in the
"value bundle of services" that you charge an additional fee for if they are already included in your basic service.

Technical Support/Customer Service

7. Your response to prior comment 31 indicates that you deleted references to Tier 1 and 2 support and provided the discussion in plain language; however, this does not appear to be the case. Please revise your disclosure to explain what you mean by Tier 1 and 2 support, both in this section and in the Principal Products and Services section.

8. We also note that you provide "free" support and Galaxy Telecom provides additional "free" support. Revise to state, if true, that the support provided by both you and Galaxy Telecom is provided as part of the subscription service initially purchased by customers and no additional fees are charged.



Management Information and Billing Systems

9. Please revise to explain what a "backend client interface" is and the website that supports this interface. If this interface was developed to allow customers to receive and pay bills, in addition to generating your e-bills, and exists on your website that is currently inactive, please explain how your customers will receive and pay their bills.

Management`s Discussion and Analysis

10. We note your response to prior comment 38. Please revise your disclosures to discuss the terms of the service contracts sold to subscribers, the monthly fee charged to subscribers, and the amount paid per subscriber contract per month to Galaxy Telecom for the use of its network

Liquidity and Capital Resources

11. We note your response to prior comment 42. Please revise your disclosure to state the term of the bank line of credit, the date due, and the approximate amount of the monthly payments. In addition, disclose the service fees that apply the line of credit.

12. Disclose the interest rate on the bank line of credit and the shareholder loan facility as of the most recent date practicable.

Financial Statements
Note 1 - Summary of Significant Accounting Policies: Currency, page
F-11

13. We continue to have difficulty understanding whether you have remeasured, translated, or both. Please understand that remeasurement
(paragraph 10 or 11 and Appendix B) is different from translation (paragraph 12). When translating, as described in paragraph 12, you use the current exchange rate for all assets and liabilities. This is not the method you describe in your footnote.

As previously noted, if Romania is no longer a highly inflationary economy, and the Romanian currency is the functional currency, your
"translation" into US funds is unclear. Your policy description is the guidance provided for one of the following:

* remeasuring the books and records into a differing functional currency (par.10 of
      SFAS 52), or:
* remeasuring the financial statements of a foreign entity in a highly inflationary economy as if the functional currency were the US dollar
(par.11 of SFAS 52).

	Neither of the above describes translation.

Appendix B of SFAS 52 provides guidance on the remeasurement process.
However, if Romania, is no longer a highly inflationary economy and the functional currency is the Romanian Leu, no remeasurement is necessary and the translation would be made at the current rate of exchange for all balance sheet accounts, in accordance with paragraph
12 of SFAS 52.

However, if, for example the Canadian Dollar is the functional currency and the Romanian Leu is the currency in which the books and records are kept, (which can be different) you would first remeasure into the Canadian Dollar and then translate into the US Dollar.

We urge you to carefully review the guidance in SFAS 52, in particular the distinction between the concept of remeasurement and translation. In this regard, please address the following important issues individually in your response.

* Is the Romanian economy highly inflationary or not. Please specifically reference your documented support for your contention;
* What is the currency in which the entity`s books and records are maintained?
* What is the functional currency? (This may or may not be the currency in which the books and records are kept)

	Please advise us and revise as appropriate.

Exhibits

14. It appears that you have not filed exhibit 21.1 with the amendment. Please file with the next amendment. See Item 601(a) and
(b) of Regulation S-K.

15. Please revise footnote 1 to state that these exhibits were previously filed rather than incorporated by reference from the SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Donald Cavern, Staff Accountant, at (202) 942-1925 or, in his absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 942-1798. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 824-5221 or, in her absence, to Lesli Sheppard, Senior Staff
Attorney, at (202) 942-1887, or the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director


cc: 	Gary R. Henrie, Esq.
	1688 E. 1460 North
	Logan, Utah 84341
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Project Romania, Inc.
May 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE